Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2024	2024
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$130,255	$20,218
Accounts receivable, net	365,000	1,230,000
Loan receivable	4,600,000	-
Other receivables, net	-	375,000
Prepayments	10,187,556	8,847,894
Total current assets	15,282,811	10,473,112

NON-CURRENT ASSETS
Plant and equipment, net	-	3,827
Intangible assets, net	-	17,006,083
Right-of-use asset	59,278	108,626
Total non-current assets	59,278	17,118,536

Total assets	$15,342,089	$27,591,648

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,270,945	$3,270,945
Other payables and accrued liabilities	3,947,129	3,955,301
Other payables - related parties	761,170	761,197
Lease liability - current	205,842	194,878
Convertible notes payable	1,292,993	875,000
Total current liabilities	9,478,079	9,057,321

NON-CURRENT LIABILITIES:
Lease liability - non-current	-	8,583
Total non-current liabilities	-	8,583

Total liabilities	9,478,079	9,065,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0001 par value, 280,000,000,000 shares authorized, 4,056,102 and 512,124 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	405	51
Class B ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 12,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	1	1
Additional paid-in-capital	240,770,452	230,619,838
Deferred stock compensation	(3,607)	(9,778)
Accumulated deficit	(234,903,246)	(212,084,368)
Accumulated other comprehensive income	5	-
Total shareholders’ equity	5,864,010	18,525,744

Total liabilities and shareholders’ equity	$15,342,089	$27,591,648

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended December 31,
	2024	2023
REVENUE	$-	$1,060,442

COST OF REVENUE	-	793,400

GROSS PROFIT	-	267,042

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,901,815)	(3,626,787)
ALLOWANCE FOR CREDIT LOSSES	(740,000)	(15,786,550)
STOCK COMPENSATION EXPENSE	(1,671,472)	(2,192,437)
IMPAIRMENT LOSS OF INTANGIBLE ASSETS	(14,626,083)	-

LOSS FROM OPERATIONS	(20,939,370)	(21,338,732)

OTHER INCOME (EXPENSE), NET
Other income, net	-	333,333
Interest income	600,002	-
Amortization of debt issuance costs	(1,962,696)	(72,284)
Finance expense	(516,814)	(46,570)
TOTAL OTHER INCOME (EXPENSE), NET	(1,879,508)	214,479

LOSS BEFORE PROVISION FOR INCOME TAXES	(22,818,878)	(21,124,253)

PROVISION FOR INCOME TAXES	-	-
NET LOSS	(22,818,878)	(21,124,253)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	5	-

COMPREHENSIVE LOSS	$(22,818,873)	$(21,124,253)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	926,269	244,863

Loss per share - basic and diluted*
Basic and diluted	$(24.64)	$(86.27)

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended December 31, 2024
	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred		Accumulated other
	Number	Par	Number	Par	paid-in	share	Accumulated	comprehensive
	of shares	amount	of shares	amount	capital	compensation	deficit	income	Total
Balance, June 30, 2024	512,124	$51	12,000	$1	$230,619,838	$(9,778)	$(212,084,368)	$-	$18,525,744
Sale of ordinary shares	23,500	2	-	-	939,998	-	-	-	940,000
Cashless exercise of warrants into ordinary shares	6,735	1	-	-	(1)	-	-	-	-
Conversion of convertible notes payable into ordinary shares	3,248,597	325	-	-	7,545,343	-	-	-	7,545,668
Ordinary shares issued for compensation	83,700	8	-	-	1,665,292	-	-	-	1,665,300
Stock compensation expense	-	-	-	-	-	6,171	-	-	6,171
Net loss	-	-	-	-	-	-	(22,818,878)	-	(22,818,878)
Foreign currency translation adjustment	-	-	-	-	-	-	-	5	5
Issuance of fractional shares upon the 100-for-1 reverse share split	181,446	18	-	-	(18)	-	-	-	-
Balance, December 31, 2024 (Unaudited)	4,056,102	$405	12,000	$1	$240,770,452	$(3,607)	$(234,903,246)	$5	$5,864,010

	For the Six Months Ended December 31, 2023
	Class A Ordinary shares*		Class B Ordinary shares		Additional	Deferred		Accumulated other
	Number	Par	Number	Par	paid-in	share	Accumulated	comprehensive
	of shares	amount	of shares	amount	capital	compensation	deficit	income (loss)	Total
Balance, June 30, 2023	149,910	$15	12,000	$1	$213,793,814	$(3,857,367)	$(185,220,028)	$-	$24,716,435
Sale of ordinary shares	46,200	5	-	-	1,379,995	-	-	-	1,380,000
Ordinary shares issued for acquisition of intangible assets	240,000	24	-	-	7,199,976	-	-	-	7,200,000
Ordinary shares issued for acquisition of concert cooperation rights	64,000	6	-	-	7,999,994	-	-	-	8,000,000
Stock compensation expense	-	-	-	-	6,400	2,186,037	-	-	2,192,437
Net loss	-	-	-	-	-	-	(21,124,253)	-	(21,124,253)
Balance, December 31, 2023 (Unaudited)	500,110	$50	12,000	$1	$230,380,179	$(1,671,330)	$(206,344,281)	$-	$22,364,619

*	Giving retroactive effect to the 100-for-1 reverse share split on November 15, 2024

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,818,878)	$(21,124,253)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	740,000	15,786,550
Depreciation	3,827	6,600
Amortization of intangible assets	2,380,000	1,780,000
Amortization of right of use asset	49,348	39,941
Stock compensation expense	1,671,472	2,192,437
Impairment loss of intangible assets	14,626,083	-
Accrued interest income	(600,000)	-
Finance expense on convertible notes payable	273,043	-
Amortization of debt issuance costs	1,962,696	72,284
Changes in operating assets and liabilities
Accounts receivable	500,000	-
Other receivables	-	(11,786,550)
Prepayments	(1,339,662)	9,448,055
Lease liabilities	2,381	3,166
Other payables and accrued liabilities	783,750	1,070,409
Net cash used in operating activities	(1,765,940)	(2,511,361)

CASH FLOWS FROM INVESTING ACTIVITY:
Loan to a third party	(4,000,000)	-
Net cash used in investing activity	(4,000,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	-	151,216
Proceeds from convertible notes, net of debt issuance costs	6,976,000	1,000,000
Payment for a convertible note	(1,100,000)	-
Proceeds from issuance of ordinary shares, net of offering costs	-	1,380,000
Net cash provided by financing activities	5,876,000	2,531,216

EFFECT OF EXCHANGE RATE CHANGES	(23)	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	110,037	19,855

CASH AND CASH EQUIVALENTS, beginning of period	20,218	239,473

CASH AND CASH EQUIVALENTS, end of period	$130,255	$259,328

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$232,441	$-
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right of use asset and lease liability	$-	$198,192
Ordinary shares issued for prepayments on concert cooperation rights	$-	$8,000,000
Ordinary shares issued for acquisition of intangible assets	$-	$7,200,000
Debt issuance costs for convertible notes included in other payables and accrued liabilities	$230,000	$-
Conversion of convertible notes from interest payable	$81,922	$-
Cashless exercise of warrants into ordinary shares	$1	$-
Conversion of convertible notes payable into ordinary shares	$7,545,668	$-
Issuance of ordinary shares with proceeds included in other payables and accrued liabilities	$940,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color Star DMCC (“DMCC”).

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. Prior to September 2023, the Company is using CACM as its headquarters and as a holding company in the United States of America. Starting in September 2023, CACM has begun to provide construction management consulting services.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte. Ltd. (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Color Star DMCC

On January 23, 2023, Color Star DMCC (“DMCC”) was incorporated in the United Arab Emirates with share capital of AED 50,000 divided into 50 Shares of AED 1,000 nominal value and is 100% owned by the Company. DMCC was established to carry out the music industry business and its online cultural entertainment platform, Color World after the disposition of Color Sky Entertainment Limited (“Color Sky”) in January 2023.

Model Queen Limited

On August 9, 2023, Model Queen Limited (“Model Queen”) was incorporated in Hong Kong Special Administrative Region and is 100% owned by the Company. As of the date of this report, Model Queen has not commenced operations.

Hainan Yuhai Entertainment Co. Ltd.

On September 14, 2023, Hainan Yuhai Entertainment Co. Ltd. (“Color Star Hainan”) was incorporated in the Hainan Province of the People’s Republic of China (PRC) with registered capital of RMB 5.0 million and is 100% owned by Model Queen. Color Star Hainan was established to carry out the entertainment industry business in PRC. As of the date of this report, Color Star Hainan has not commenced operations.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $234.9 million as December 31, 2024, and had a net loss of approximately $22.8 million for the six months ended December 31, 2024. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. The Company completed a debt financing and received net proceeds of $7.0 million from a convertible note during the six months ended December 31, 2024. Furthermore, the Company completed a convertible note financing transaction of $8.7 million in January 2025. In February 2025, the Company signed an agreement to purchase certain cryptocurrency mining hardware and other equipment and expect to generate income from the equipment. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve-month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support our working capital. However, there is no assurance that management will be successful in their future plans. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2024, on Form 20-F filed with the SEC on October 17, 2024.

Principles of consolidation

The consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC	United Arab Emirates	100%
Model Queen Limited	Hong Kong	100%
Color Star Hainan	PRC	100%

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s consolidated financial statements include the allowance for credit losses of accounts receivable and other receivables, stock-based compensation, and impairment and useful lives of property, plant and equipment and intangible assets. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprise principally of music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise of its platform subscribed membership fees which is recognized over the subscription period.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

The Company offered the following services:

(a)	Concerts and Entertainment Events

Sale of concerts and entertainment events is accounted for as a single performance obligation which is satisfied at a point in time on the day of the events.

(b)	Construction Management Consulting Services

Sale of construction management consulting services is accounted for as a single performance obligation which is satisfied at a point in time at the time the services are performed.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Information of revenues is as follows:

	For the Six Months Ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Concerts and entertainment events	$-	$952,642
Construction management consulting services	-	107,800
Total revenue	$-	$1,060,442

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the unaudited condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent and from entertainment event sales, net of an allowance for credit losses. Accounts receivable are recorded at subscription fees and entertainment event sales amount received from the Company’s customers, and do not bear interest. Allowance for credit losses for accounts receivable is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables

Other receivables primarily include security deposit, receivables from sale of concert rights, and receivables from vendors upon cancellation of concerts, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amount that may be collected.

Prepayments

Prepayments include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Plant and equipment, net

Plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0%-5% residual value.

The estimated useful lives of assets are as follows:

Useful life
Office equipment	3 years

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights are expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) office equipment and (ii) intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were $14,626,083, and $0 impairment charges for the six months ended December 31, 2024, and 2023, respectively.

Accounts payable

Accounts payable represent royal fees payable to the Company’s vendor which were incurred from the revenues generated of its on-demand contents in the Color World Platform.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Convertible notes

Upon adoption of ASU 2020-06 on July 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

Stock-based compensation

The Company records stock-based compensation expenses for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expenses for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2022 to 2024 are subject to examination by any applicable tax authorities.

Loss per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two-class method, net loss is allocated between ordinary shares and other participating securities (i.e. preference shares) based on their participating rights.

Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on loss per share are excluded from the calculation of diluted loss per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be anti-dilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Segments

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer and his direct reports, for making operating decisions about the allocation of resources and the assessment of performance in determining the Company’s reportable operating segments. The Company operates as a single reportable segment. The Company’s CODM reviews financial performance and allocates resources on a consolidated basis, using the significant revenue and expense categories of the Company as the key measurement (see Note 19 – Segment Information).

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company evaluated the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures and believed that the adoption did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Color World platform subscription fees due from App payment collections agent	$2,350,811	$2,350,811
Entertainment event sales	730,000	1,230,000
Subtotal	3,080,811	3,580,811
Less: Allowance for credit losses	(2,715,811)	(2,350,811)
Accounts receivable, net	$365,000	$1,230,000

For the six months ended December 31, 2024, and 2023, the Company recognized $365,000, and $0 of allowance on credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	December 31, 2024	June 30, 2024
	(Unaudited)
Beginning balance	$2,350,811	$2,350,811
Addition	365,000	-
Ending balance	$2,715,811	$2,350,811

Note 4 – Loan receivable

On September 29, 2024, the Company entered into a loan agreement with a third party, pursuant to which the Company loaned the third party $4.0 million with a monthly interest rate of 5% for a term of one month from the payment of $4.0 million to the third party. The Company loaned $4.0 million on October 1, 2024. As of December 31, 2024, the loan receivable balance was $4.6 million, including $0.6 million accrued interest income. On January 8, 2025, the Company, the third party, and a less than 1% shareholder (“Minority Shareholder”) of the Company entered into a tri-party agreement to settle the loan receivable balance of $4.6 million. As part of the agreement, $500,000 would be repaid by the Minority Shareholder on behalf of the third party by reducing the payable amounts due to the Minority Shareholder, with the remaining balance to be repaid directly by the third party. No additional interest would accrue on the outstanding amount. The loan was fully repaid by the third party in May 2025.

Note 5 – Other receivables, net

Other receivables consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Others	$-	$332
Receivables from vendors upon cancellation of concerts	23,286,550	23,286,550
Receivables from sale of concert rights	1,500,000	1,500,000
Other receivables	24,786,550	24,786,882
Less: Allowance for credit losses	(24,786,550)	(24,411,882)
Other receivables, net	$-	$375,000

For the six months ended December 31, 2024, and 2023, the Company recognized $375,000, and $15,786,550 on allowance for credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	December 31, 2024	June 30, 2024
	(Unaudited)
Beginning balance	$24,411,882	$7,500,000
Addition	375,000	16,911,882
Write off	(332)	-
Ending balance	$24,786,550	$24,411,882

Note 6 – Prepayments

Prepayments, consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Prepayment for live concert and entertainment productions	$10,185,833	$8,835,833
Prepayment for transportation services	1,723	12,061
Prepayments	$10,187,556	$8,847,894

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Office equipment	$39,602	$39,602
Less: Accumulated depreciation	(39,602)	(35,775)
Plant and equipment, net	$-	$3,827

Depreciation expenses were $3,827, and $6,600 for the six months ended December 31, 2024, and 2023.

Note 8 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Copyrights of online education academy courses	$-	$23,800,000
Less: Accumulated amortization	-	(6,793,917)
Intangible assets, net	$-	$17,006,083

Amortization expenses were $2,380,000, and $1,780,000 for the six months ended December 31, 2024, and 2023, respectively. Impairment loss on intangible assets for the six months ended December 31, 2024, and 2023 was $14,626,083 and $0, respectively.

Note 9 – Accounts payable

	December 31, 2024	June 30, 2024
	(Unaudited)
Royal fees payable	$3,270,945	$3,270,945

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)
Payroll and payroll tax payable	$2,594,427	$2,318,236
Accrued service fee	447,519	447,519
Capital received in advance	500,000	940,200
Note financing fee payable	230,000	-
Other payables	175,183	249,346
Total other payables and accrued liabilities	$3,947,129	$3,955,301

Note 11 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	December 31, 2024	June 30, 2024
			(Unaudited)
Wei Zhang	Chairman of the Board and Director of the Company	Interest-free loan, due on demand	$198,110	$198,110
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	560,000	560,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,060	3,087
Total			$761,170	$761,197

Note 12 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

In July 2023, the Company entered a lease agreement for office space in Dubai, United Arab Emirates from August 4, 2023, through August 3, 2025, with a rental fee of $8,621 per month. The Company recognized the operating lease ROU assets and lease liabilities on lease inception on August 4, 2023.

The components of the lease expenses consist of the following:

	For Six Months Ended
	December 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	$51,728	$43,107
Lease expenses – short-term	1,406	558
Total lease expenses	$53,134	$43,665

Weighted-average remaining term and discount rate related to leases were as follows:

	As of December 31, 2024	As of June 30, 2024

Weighted-average remaining term
Operating lease	0.59 year	1.09 year
Weighted-average discount rate
Operating lease	5.40%	5.40%

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2024, are as follows:

Twelve months Ending December 31,	Operating Lease Amount
2025	$206,913
Thereafter	-
Total minimum lease payments	206,913
Less: discount	(1,071)
Present value of minimum lease payments	$205,842

Note 13 – Convertible notes payable

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000 (the “Note”), convertible into Class A ordinary shares, $0.04 par value per share, of the Company (the “Ordinary Shares”), at the conversion price of $200.00 per shares. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note with a gross proceed of $1,000,000. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price.

On January 19, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 200,000 at a conversion price of $25.00 per share. On February 16, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 200,000 at a conversion price of $25.00 per share. On April 12, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 298,900 at a conversion price of $17.00 per share. On May 21, 2024, the Investor redeemed $75,000 that was converted into ordinary shares of 448,350 at a conversion price of $16.73 per share. From July 2024 to October 2024, the Investor redeemed the remaining Note balance of $875,000 and accrued interest of $96,540 from the Note and converted into Class A ordinary shares of 58,079 at a conversion price of $16.73 per share.

On August 13, 2024, the Company entered into a securities purchase agreement with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on August 13, 2024, in the original principal amount of $1,100,000 (the “Note 2”), convertible into Class A ordinary shares, $0.04 par value per share, of the Company (the “Ordinary Shares”), for $1,000,000 in gross proceeds. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note 2 will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Second Purchase Price Date”). The Note 2 includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note 2 at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem Note 2 at any time after the date that is six (6) months from the Second Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an equity conditions failure. If the Company chooses to satisfy a redemption of Ordinary Shares, such Ordinary Shares shall be issued at the conversion price of $200.00 per share. In addition, the Note provides that upon the occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. On August 15, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied. The Note 2 were repaid on September 30, 2024, upon the closing of the SPA as discussed below.

On September 27, 2024, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “SPA”), pursuant to which the Company sold to the Purchasers an initial tranche of senior secured convertible notes in the aggregate principal amount of approximately $7.6 million (the “Initial Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares (the “Ordinary Shares”) of the Company, and accompanying Series A Warrants to purchase up to an aggregate of 28,532 Ordinary Shares, with an exercise price of $160.00 per Ordinary Share (the “Initial Warrants”). The offering of the Initial Notes and Initial Warrants resulted in gross proceeds to the Company of approximately $7,000,000 before deducting placement agent fees and other estimated offering expenses (the “Offering”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $160.00 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date. If the Company raises funds through subsequent financing, the holder can require the Company to use up to 30% of the proceeds to redeem the Initial Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The Initial Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the Initial Note ranks senior to all other Company debts and liabilities.

The Company entered into a certain note exchange agreement dated October 8, 2024 (the “October Note Exchange Agreement”) with the Purchasers that are party to the SPA dated September 27, 2024, by and among the Company and the Purchasers. Under the October Note Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination of the Initial Notes previously issued by the Company to the Purchasers pursuant to the SPA. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes”) with substantially all of the same terms of the Initial Notes, except that the New Notes shall become convertible into the Company’s Ordinary Shares at the holder’s option, immediately from the date of issuance, in whole or in part, until the New Notes are fully converted. In October 2024, the Purchasers redeemed $191,442 accrued finance charges that were converted into ordinary shares of 11,961 at a conversion price of $16.00 per share.

On November 25, 2024, the Company entered into certain note exchange agreements (the “November Exchange Agreement”) with the Purchasers who are parties to the SPA dated September 27, 2024, by and among the Company and the Purchasers. Under the November Exchange Agreement, the Purchasers agreed to deliver to the Company for cancellation and termination of the Initial Note previously issued by the Company to the Purchasers pursuant to the October Exchange Agreement. In exchange, the Company will issue to the Purchasers new convertible notes (the “New Notes 2”) with substantially all of the same terms of the October Notes, except that a floor price of $25.40, equal to 20% of the closing price of the Company’s Ordinary Shares on the trading day immediately prior to the execution of the SPA (the “Floor Price”), was added to the New Notes (“Second Closing”). The New Notes are convertible into the Company’s Ordinary Shares at the holder’s option, in whole or in part, until the New Notes are fully converted, at the lower of (i) the Conversion Price, or (ii) a price equal to the greater of (x) the Floor Price and (y) the Alternate Conversion Price. In December 2024, the Purchasers redeemed $6,382,686 that was converted into ordinary shares of 3,178,557 at an average conversion price of $2.01 per share.

As of December 31, 2024, and June 30, 2024, the convertible notes balance amount to $1,292,993 and $875,000, respectively. For the six months ended December 31, 2024, and 2023, interest expense of the convertible notes was $326,030 and $42,292, respectively, and amortization of debt issuance costs was $1,962,696 and $72,284, respectively.

Note 14 – Income taxes

(a) Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2024, and 2023. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

Color Star Ohio

Color Star Ohio is organized in the Ohio State in the United States. Color Star Ohio had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2024, and 2023. The applicable tax rate is 21.0% for federal and no state tax in Ohio State with an effective tax rate of 21.0%.

Color Star Hainan

Color Star Hainan is incorporated in the PRC and is subject to PRC Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC tax laws. The applicable tax rate is 25.0% in PRC, but the tax rate could be reduced to 15% for qualified enterprises which are engaged in industries encouraged by the PRC government (e.g. New/high Tech Enterprises and certain integrated circuits production enterprises). Tax holiday is also offered to enterprises engaged in encouraged industries. Other CIT incentives are also available for tax resident enterprises in PRC.

Color Metaverse

Color Metaverse is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of approximately the first $8,000 (SGD 10,000) taxable income and 50% of the next approximately $0.1 million (SGD 190,000) taxable income are exempted from income tax.

Color DMCC

Color DMCC is incorporated in United Arab Dirham and is subject to United Arab Dirham Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant United Arab Dirham tax laws. The applicable tax rate is 9% in the amount of taxable income above approximately $0.1 million (AED 375,000) and taxable income below approximately $0.1 million (AED 375,000) are exempted from income tax.

Model Queen

Model Queen is organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Model Queen is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Loss before provision for income taxes consisted of:

	For the Six Months Ended December 31, 2024	For the Six Months ended December 31, 2023
	(Unaudited)	(Unaudited)
Cayman	$(5,377,978)	$(3,370,210)
United States	401,825	(237,063)
Hong Kong	-	-
Dubai	(17,842,076)	(17,516,926
PRC	(649)	(54)
Loss before provision for income taxes	$(22,818,878)	$(21,124,253)

Significant components of deferred tax assets were as follows:

	December 31, 2024	June 30, 2024
Deferred tax assets
Net operating loss carryforward in the U.S.	622,760	706,247
Net operating loss carryforward in the UAE	5,352,674	3,746,887
Net operating loss carryforward in PRC	181	19
Valuation allowance	(5,975,615)	(4,453,153)
Total net deferred tax assets	$-	$-

As of December 31, 2024, and June 30, 2024, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $2.2 million and $2.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $0.6 million and $0.7 million related to its U.S. operations as of December 31, 2024, and June 30, 2024, respectively.

As of December 31, 2024, and June 30, 2024, Color Star DMCC’s net operating loss carry forward for the United Arab Emirates income taxes was approximately $59.5 million and $41.6 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in United Arab Emirates. If the Company is unable to generate taxable income in its United Arab Emirates operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $5.4 million and $3.7 million related to its United Arab Emirates operations as of December 31, 2024, and June 30, 2024, respectively.

As of December 31, 2024, and June 30, 2024, Color Sky Hainan’s net operating loss carry forward for the PRC income taxes was $726 and $77, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of $181 and $19 related to its PRC operations as of December 31, 2024, and June 30, 2024, respectively.

Changes in the valuation allowance for deferred tax assets increased by $1,522,462 from $4,453,153 on June 30, 2024, to $5,975,615 on December 31, 2024. Changes in the valuation allowance for deferred tax assets increased by $1,985,219 from $2,467,934 on June 30, 2023, to $4,453,153 on June 30, 2024.

(b) Uncertain tax positions

There were no uncertain tax positions as of December 31, 2024, and June 30, 2024, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2024, and 2023, the Company did not incur any tax related interest or penalties.

Note 15 – Shareholders’ equity

Shares Reverse Split

On September 29, 2024, the Company held an annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to effect a reverse share split at a ratio of up to one-for-two hundred fifty (“Reverse Split”), and immediately after the approval of the Reverse Split, the subdivision of the Company’s authorized share capital to US$32,000,000, divided into: (i) 280,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; and (ii) 40,000,000,000 Class B Ordinary Shares of US$0.0001 par value each. Effective November 15, 2024, the Company effected a 100-for-1 reverse share split of its Class A and Class B ordinary shares. Upon execution of the 100-for-1 reverse share split, the Company recognized additional 181,446 Class A ordinary shares due to round up adjustment. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

Issuance of Class A Ordinary Shares

On November 8, 2023, the Company entered into a certain securities purchase agreement with Vast Ocean Inc., the largest shareholder of the Company, pursuant to which the Company agreed to sell 11,200 Class A ordinary shares, par value $0.0001 per share, at a per share purchase price of $25.00 (the “Offering”). This Offering was unanimously approved by the audit committee of the board of directors of the Company consisting only of independent directors. The gross proceeds to the Company from this Offering are $280,000, before deducting any fees or expenses. The Company used the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 9, 2023.

On November 20, 2023, the Company entered into certain securities purchase agreement (the “SPA 6”) with Vast Ocean Inc. (the “Purchaser”), the largest shareholder of the Company, as such term is defined in Section 4(a)(2) of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 20,000 Class A ordinary shares, (the “Shares”) par value $0.0001 per share (the “Class A Ordinary Shares”), at a per share purchase price of $25.00 (the “Offering”). The gross proceeds to the Company from this offering was $500,000, before deducting any fees or expenses. The Company used the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 21, 2023.

On December 28, 2023, the Company entered into certain securities purchase agreement (the “SPA7”) with a certain sophisticated investor (the “Purchaser”) as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 15,000 ordinary shares (the “Shares”) par value $0.0001 per share, at a per share purchase price of $40.00 (the “Offering”). The gross proceeds to the Company from this Offering were approximately $600,000. The Offering closed on January 26, 2024, upon satisfaction of all closing conditions.

On August 22, 2024, the Company entered into certain securities purchase agreement (the “SPA8”) with a certain sophisticated investor as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 23,500 Class A ordinary shares, par value $0.0001 per share, at a per share purchase price of $40.00. The gross proceeds to the Company from this Offering will be $940,000. The Offering closed on September 12, 2024, upon satisfaction of all closing conditions.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted Class A ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In February 2023, the Company granted an aggregate of 50,000 restricted Class A ordinary shares, which were issued with a fair value of $81,800 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2023, to February 13, 2024.

In April 2023, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which were issued with a fair value of $5,490 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2023, to March 31, 2024.

In August 2023, the Company granted an aggregate of 50 restricted Class A ordinary shares, which will be issued with a fair value of $6,400 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2023, to August 8, 2024.

In February 2024, the Company granted an aggregate of 500 restricted Class A ordinary shares, which will be issued with a fair value of $14,000 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2024, to February 13, 2025.

In April 2024, the Company granted an aggregate of 30 restricted Class A ordinary shares, which will be issued with a fair value of $660 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2024, to March 31, 2025.

In August 2024, the Company granted an aggregate of 50 restricted Class A ordinary shares, which will be issued with a fair value of $2,900 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2024, to August 8, 2025.

For the six months ended December 31, 2024, and 2023, the Company recognized approximately $9,000 and $48,000 compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2023	340	$169.00	$-
Forfeited	-	$-	-
Granted	580	$36.00	-
Vested	(580)	$118.00	-
Unvested as of June 30, 2024	340	$29.00	$-
Forfeited	-	$-	-
Granted	50	$58.00	-
Vested	(290)	$31.28	-
Unvested as of December 31, 2024	100	$36.37	$-

Class A Ordinary Shares Issued for Compensation

In October 2024, the Board granted an aggregate of 83,120 Class A ordinary shares, which were issued with a fair value of $1,662,400, determined using the closing price of $20.00 on October 21, 2024, to three managements and employees under the 2024 Equity Inventive Plan. These shares vested immediately upon grant.

For the six months ended December 31, 2024, and 2023, the Company recorded approximately $1.7 million, and $0 stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Services

In December 2022, the Board granted an aggregate of 15,000 Class A ordinary shares with a fair value of $1,065,000, determined using the closing price of $71.00 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022, to December 18, 2023.

In March 2023, the Board granted an aggregate of 18,000 Class A ordinary shares with a fair value of $3,312,000, determined using the closing price of $184.00 on March 27, 2023, to four service providers. The value of these shares has certain vesting conditions to be performed by the service providers. The value of these shares is being amortized over the service from October 2023 to March 2024.

For the six months ended December 31, 2024, and 2023, the Company amortized approximately $0 and $2.1 million stock compensation expense related to services, respectively.

Class A Ordinary Shares Issued for Acquisitions

In May 2023, the Company entered into a certain concert cooperation agreement (“Agreement”) by and among Rich America Inc., an Ohio corporation, (“Rich America”), Color Star DMCC and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Color Star to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of US$8,000,000, to be paid in 64,000 restricted Class A Ordinary Shares, par value $0.0001 per share, of the Company (the “Shares”). The shares were valued at $125.00 per Class A ordinary shares and issued in July 2024.

In December 2023, the Company issued 240,000 of restricted Class A ordinary shares to a vendor in exchange for the Artist’s right, title and interests in and to 24 pieces of music works created by the vendor. The shares were valued at $30.00 per Class A ordinary shares with total consideration of $7,200,000.

Warrants

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2023	32,250	$1,675.00	3.30
Granted	-	$-	-
Forfeited	(5,000)	$5,360.00	-
Exercised	(1,070)	$25.00	-
June 30, 2024	26,180	$876.00	2.89
Granted	28,532	$160.00	5.00
Forfeited	(400)	$4,000.00	-
Exercised	(8,472)	$100.11	-
December 31, 2024	45,840	$385.06	3.81

Conversion of convertible notes payable into Class A Ordinary Shares

During the six months ended December 31, 2024, convertible note payable of $7,545,668 were converted into the Company’s Class A ordinary shares of 3,248,597 at an average conversion price of $2.32 per share. See Note 13 – convertible notes payable for details.

Note 16 – Loss per shares

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares:

	For the Six Months Ended December 31, 2024		For the Six Months Ended December 31, 2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(22,523,255)	$(295,623)	$(20,089,014)	$(1,035,239)
Denominator
Number of shares used in per share computation	914,269	12,000	232,863	12,000
Basic and diluted loss per share	$(24.64)	$(24.64)	$(86.27)	$(86.27)

Note 17 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Note 18 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31,2024, and June 30, 2024, there was no credit risk associated with deposits held at banks located in the US or PRC. In the US, the insurance coverage of each bank is USD $250,000. In PRC, the insurance coverage of each bank is RMB 500,000 (approximately $70,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for allowance on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer Concentration Risk

As of December 31, 2024, and June 30, 2024, one customer accounted for 100% of the Company’s accounts receivable.

There were no sales for the six months ended December 31, 2024. For the six months ended December 31, 2023, no customer accounted for more than 10% of the Company’s total revenue.

Vendor Concentration Risk

As of December 31, 2024, and June 30, 2024, one vendor accounted for 100% of the Company’s accounts payable.

There were no purchases for the six months ended December 31, 2024. For the six months ended December 31, 2023, two vendors accounted for 76% and 23% of the Company’s total purchases.

Note 19 – Segment information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the Company’s CODM to allocate resources and other factors. The accounting policies of the segment are the same as those described in Note 2.

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net loss, as reported on the unaudited condensed consolidated statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	For The Six Months Ended
	December 31,	December 31,
	2024	2023
Revenue	$-	$1,060,442
Less cost of revenue	-	793,400
Less significant segment expenses:
Amortization expenses	2,380,000	1,780,000
Payroll expenses	635,905	1,163,289
Professional expenses	670,193	397,219
Travel expenses	141,557	166,349
Other selling, general and administrative expenses	74,160	119,930
Allowance for credit losses	740,000	15,786,550
Stock-based compensation expenses	1,671,472	2,192,437
Impairment loss of intangible assets	14,626,083	-
Other segment items:
Other income, net	-	(333,333)
Interest income	(600,002)	-
Amortization of debt issuance costs	1,962,696	72,284
Finance expense	516,814	46,570
Segment net loss	$(22,818,878)	$(21,124,253)

Note 20 – Subsequent events

Senior Secured Convertible Notes

Pursuant to the SPA dated September 27, 2024, the Company may sell to the investors, from time to time, up to US$40,000,000 in the maximum aggregate subscription amount of the Company’s senior secured convertible notes and accompanying ordinary share purchase warrants (“Additional Closings”), with substantially the same terms as the Initial Notes and Initial Warrants issued to the Purchasers in the first closing on September 30, 2024 (“Initial Closing”).

On January 16, 2025, the Company and the Purchasers elected to consummate an additional closing, pursuant to which the Company shall issue senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $8.7 million (the “New Notes 3”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, par value $0.0001 per share of the Company, and accompanying Series B Warrants to purchase up to an aggregate of 2,467,692 Ordinary Shares (“New Warrants 3”), with an exercise price of $2.11 per Ordinary Share. The offering of the New Notes 3 and New Warrants 3 resulted in gross proceeds to the Company of approximately $8.0 million before deducting placement agent fees and other estimated offering expenses (“Third Offering”).

The New Notes 3 are convertible into the Company’s Ordinary Shares at the holder’s option, immediately upon issuance, in whole or in part, until the New Notes 3 is fully converted, at the lower of (i) the fixed conversion price of $2.11 (the “Conversion Price 3”), or (ii) a price equal to the greater of (x) the floor price of $1.00 (the “Floor Price 3”) and (y) Alternate Conversion Price. If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the New Notes 3 at 105% of the principal amount, plus accrued interest. The Conversion Price 3 will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The New Note 3 is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the New Note 3 ranks senior to all other Company debts and liabilities.

The Third Offering closed on January 21, 2025, upon the satisfaction or waiver of all closing conditions, and resulted in gross proceeds to the Company of approximately $8.0 million before deducting placement agent fees and other estimated offering expenses.

The Company also entered into a placement agency agreement dated September 27, 2024, with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Third Offering.

Copyright Acquisition Agreement

The Company entered into certain copyright acquisition agreement (“Copyright Agreement”) dated as of January 9, 2025, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company (“Nine Star”), the Company, and Color Star DMCC and wholly owned subsidiary of the Company. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of US$8,100,000, to be paid in 2,250,000 restricted Class A Ordinary Shares, par value $0.0001 per share, of the Company (the “Shares”). The restricted Shares were issued on February 5, 2025. However, as of the date of the issuance of these unaudited condensed consolidated financial statements, the Works have not been transferred or assigned to the Company.

Equipment Purchase Agreement

On February 26, 2025, Model Queen entered into a certain purchase and sale agreement (“Agreement”) with BTC KZ (“BTC KZ”), pursuant to which Model Queen shall purchase certain cryptocurrency mining hardware and other equipment (“Equipment”) from BTC KZ from time to time in separate purchase orders.

The parties agreed that the purchase will be made using a combination of US$9,000,000 in cash (“Cash Consideration”) and US$26,000,000 payable in 16,250,000 restricted Class A ordinary shares (“Share Consideration”), issued by the Company. Model Queen was required to pay 51% of the Cash Consideration within seven (7) days of the Agreement being executed, with the remaining 49% of the Cash Consideration to be paid at least fifteen (15) days prior to the first day of the shipping period of such batch of Equipment. The Share Consideration was issued on March 10, 2025, pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The parties made customary representations and warranties, including but not limited to: (i) obtaining all necessary approvals, rights and authorizations to enter into the Agreement; (ii) the execution, delivery and performance of the Agreement did not violate any applicable law, charter, regulation or other agreements; (iii) BTC KZ had good and marketable title of the Equipment free and clear of all claims and other encumbrances of every kind; (iv) the Equipment was free from defects of workmanship and materials and that the Equipment will operate in accordance with the material functions and features stated in the Order under normal use and conditions for a period of 360 days following its delivery.

The transactions contemplated by the Agreement closed on March 19, 2025, following the satisfaction or waiver of all closing conditions set forth in the Agreement, including but not limited to the delivery of the Cash Consideration and Share Consideration, and the receipt of the Equipment.